Exhibit 99.1

January 14, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

Pursuant to the provisions of regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate that the Board of Directors of the Company has approved the following:

1.	Re-appointment of Mr. Patrick Dupuis as an Independent Director for a second term of 5 years with effect from April 1, 2021, subject to approval of the shareholders of the Company.

2.	Re-appointment of Dr Patrick J Ennis as an Independent Director for a second term of 5 years with effect from April 1, 2021, subject to approval of the shareholders of the Company.

ln accordance with BSE circular no. LIST/COMP/14/12018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018, we hereby confirm that both Mr. Patrick Dupuis and Dr Patrick J Ennis are not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. Further, Mr. Patrick Dupuis and Dr Patrick J Ennis do not have any relationship with any of the Directors on the Board of the Company.

Brief profile of Mr. Patrick Dupuis and Dr Patrick J Ennis is enclosed for your reference.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: As above.

Registered Office: Wipro Limited T: + 91 (80)2844 0011 Doddakannelli F:+ 91 (80)2844 0256 Sarjapur Road E: info@wipro.com Bengaluru 580 035 W: wipro.com India C:L32102KA1945PLC020800

Brief profile of Mr. Patrick Dupuis

Patrick Dupuis became a director of the Company in April 2016. He also serves as a member of our Strategy Committee. Currently, Mr. Dupuis serves as advisor and interim executive for private equity firms and their portfolio companies, most recently with Hellman & Friedman, based in San Francisco and Ultimate Software, a leader in HCM SaaS solutions. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff, Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. He serves with a number of social and charitable organizations. Mr. Dupuis graduated from the École de Management de Lyon in France.

Brief profile of Dr Patrick J Ennis

Dr. Patrick J. Ennis became a director of the Company in April 2016. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. Dr. Ennis serves as a member of our Strategy Committee. He is currently a Venture Partner at Madrona Venture Group. Previously he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. Previously, he was at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa.

Registered Office: Wipro Limited T: + 91 (80)2844 0011 Doddakannelli F:+ 91 (80)2844 0256 Sarjapur Road E: info@wipro.com Bengaluru 580 035 W: wipro.com India C:L32102KA1945PLC020800